EXHIBIT 11

Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001

Average shares outstanding - Basic	2,833,605	2,843,120	2,834,870	2,843,120

Average shares outstanding - Diluted	2,853,824	2,843,120	2,843,500	2,843,120

Net income	466,986	545,130	1,678,603	1,577,195

Earnings per share: Basic	$0.16	$0.19	$0.59	$0.55

Earnings per share: Diluted	$0.16	$0.19	$0.59	$0.55